

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 28, 2016

Via E-mail
Mr. Brian Dickman
Executive Vice President and Chief Financial Officer
Seritage Growth Properties
489 Fifth Avenue, 18th Floor
New York, New York 10017

      Re: Seritage Growth Properties
                Form 10-K for the fiscal year ended December 31, 2015
                Filed March 11, 2016
                File No. 001-37420

Dear Mr. Dickman:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Robert F. Telewicz, Jr.

                    Robert F. Telewicz Jr.
                    Branch Chief
                    Office of Real Estate and
                    Commodities